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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20547


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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. )


                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
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                            (Name of Subject Company)


                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
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                      (Name of Person(s) Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
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                         (Title of Class of Securities)


                                      NONE
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                      (CUSIP Number of Class of Securities)


                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                                 SCHEDULE 14D-9


         This Schedule 14D-9 relates to a tender offer by MPF DeWaay Fund 2, LLC, MPF Income Fund 22, LLC, MPF Income Fund 16, LLC, SCM Special Fund, LLC, Sutter Opportunity Fund 3 Tax Exempt, LLC, Sutter Opportunity Fund 3, LLC, MPF-NY 2005, LLC, and Moraga Gold, LLC (collectively, the "Offerors"), to purchase units of limited partnership interest ("Units") of HCW Pension Real Estate Fund Limited Partnership, at a price of $300.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of August 19, 2005 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on August 19, 2005.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is HCW Pension Real Estate Fund Limited Partnership, a Massachusetts limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

         The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of August 31, 2005, 15,693 Units were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partner is HCW General Partner, Ltd., a Texas limited partnership. The Partnership's business address and telephone number are set forth in Item 1 above.

         This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $300.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on August 19, 2005. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Not applicable.



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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The information set forth in the Letter to the Unit holders, dated as of September 1, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          The information set forth in the Letter to the Unit holders, dated as of September 1, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Unit holders, dated as of September 1, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1)   Letter to the Unit Holders of the Partnership, dated September 1, 2005.

(e)      Not applicable.

(g)      Not applicable.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 1, 2005


                                            HCW PENSION REAL ESTATE FUND
                                            LIMITED PARTNERSHIP


                                            By:  HCW General Partner, Ltd.
                                                 (General Partner)

                                            By:  IH, Inc.
                                                 (Managing General Partner)


                                            By:  /s/ MARTHA L. LONG
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President